

October 22, 2021

VIA EDGAR

Ms. Keira Nakada
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

> Re: **Golden Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 12, 2021**
> **File No. 000-24993**

Dear Ms. Nakada:

Golden Entertainment, Inc. (the "**Company**") is in receipt of the Staff's letter dated October 14, 2021 with respect to the Annual Report on Form 10-K for the year ended December 31, 2020 referenced above filed with the Commission on March 12, 2021. For ease of reference, we have set forth the Staff's comments in bold font and the Company's responses below.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 28

1. **Please disclose the business reasons for the changes between periods in each segment's operating expenses and ASC 280 segment profit (discussed in Note 15 of your financial statements), as well as the amounts shown in the Corporate and Other column. In circumstances where there is more than one business reason for a material change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K.**

Response:

As disclosed in the Company's above-referenced Form 10-K, the primary business reason for the changes between periods in each segment's operating expenses and segment profit was the impact of the COVID-19 pandemic on the Company's 2020 financial results, specifically, the impact of mandated temporary closures of the Company's properties in the Casinos segment, suspension of the Company's operations in the Distributed Gaming segment and the mitigating measures taken by the Company in response. The Company did not include a discussion of changes in Corporate and Other expenses because the Company does not consider these to be quantitatively or qualitatively significant to the understanding of the Company's financial condition and results of operations.

The Company's discussion on period-over-period changes in operating expenses did not explicitly disclose the quantitative changes in operating expenses within each of the two reportable segments, but rather discussed the increases and decreases in operating expenses for the Company as a whole. In its future filings, the Company will add quantitative and qualitative disclosures for both its Casinos and Distributed gaming reporting segments describing changes in period-over-period changes in operating expenses.



Consolidated Financial Statements; Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51

2. **Please tell us in detail how you determined the participation agreements are not subject to ASC 842 and that ASC 606 applies instead. For the participation agreements, also provide us with your assessment of why you control the revenue-producing arrangement, rather than the business location holding the applicable gaming license, along with your analysis of the principal versus agent considerations in paragraphs 38-40 of ASC 606-10-55.**

Response:

Within the Company's Distributed Gaming segment, the Company contracts with third-parties in the installation, maintenance and operation of slots and amusement devices in non-casino locations such as restaurants, bars, taverns, convenience stores, liquor stores and grocery stores in Nevada and Montana. It should be noted that under participation agreements, both the Company and the third-party business location hold an applicable gaming license. Under participation agreements, the Company concluded it retains control over its slot machines, noting the following factors:

- The Company evaluated the definition surrounding the phrase to "operate" the machines. The primary operation of the Company's machines is to generate cash through patrons play on the machine. The fact that the location checks identification of patrons to verify they are of legal age to play the machine does not constitute control as they are simply monitoring the compliance with gaming regulatory requirements. Additionally, regulations are in place by the respective gaming control boards to govern the specific physical operation of the machine which is not allowed to be changed by either the owner or "purchaser."

- The Company's control rights include its ability to determine the type of machines to be placed at the third-party location (i.e., the assets are not specified as the Company can switch the gaming machines out at any time), the games made available on the machines, the pricing of the games and the hold levels for the machines. The hold percentage on all of the machines is controlled by the Company with no input from the business location and no ability for the business location to change it. Additionally, the Company restricts physical access to the contents of the machines: only the Company's technicians have keys to access the menu and programming features as well as the cash inside the machines.

- The management of the third-party distributed gaming location under the participation arrangement is generally responsible for the staffing of the location. However, in accordance with the gaming regulations for the jurisdictions in which the Company operates, licensees are only granted to restricted locations where the gaming activity is ancillary to the operations of the business. Therefore, the primary purpose of any employees under the direction of the third-party is not related to gaming.

- The Company has specific procedures regarding the filling and collection of cash in the slot machines as well as the repair and servicing of the machines and the third-party locations do not have control over any of these procedures. In addition, the Company is solely responsible and at risk for payouts to winning patrons (i.e., obligations arising from the outcome of wagers made by customers participating in the specified game).

The Company determined that its control over the hold percentage (risk of win / loss), the fact that the assets are not specified and all the features programmed in by the Company, which are not accessible to the third-party distributed gaming locations, to be the primary factors in its conclusion that control had not transferred to the business location. Therefore, these agreements do not contain a lease under ASC 842 and are accounted for under ASC 606.

The Company concluded that it acts as the principal in the distributed gaming participation agreements as it has established that the good or service under question is the service that slot machine provides directly to the customer. The Company has determined that the customer is ultimately the patron playing the slot machine and not



the business location as the output is not derived on the machine until the patron puts money into the machine and plays. Further, the Company either has access to the players' information who is playing on the machines using a card, or it is directly available as part of the Company's own player loyalty program, for which the Company can market directly to these individuals. Thus, the Company records its share of revenue generated under participation agreement on a gross basis with the business locations' share of revenue recorded as gaming expenses.

3. **For wagering contracts that include complimentary products and services and/or a loyalty program, please tell us why you do not allocate the transaction price between these incentives and gaming revenues on a proportionate basis. Refer to ASC 606-10-32-31.**

Response:

Guests may receive discretionary incentives for complimentary food, beverage, rooms, entertainment, and merchandise to encourage additional gaming, or may earn loyalty points based on their gaming play. Wagering contracts that include complimentary products and services as well as products and services provided to a patron in exchange for points earned under the Company's loyalty program contain more than one performance obligation and as such, per ASC 606-10-32-31, the transaction price is allocated to each performance obligation in the gaming wagering contract.

ASC 606-10-32-37 allows an entity to allocate a disproportionate amount of the transaction price to a specific performance obligation or distinct good or service if the result of the proportional allocation does not faithfully depict the amount of consideration to which the entity expects to be entitled in exchange for the underlying goods or services. As such, the Company follows the guidance in ASC 606-10-32-38 and the amount allocated to loyalty points earned is based on an estimate of the standalone selling price of the loyalty points, which is determined by the redemption value less an estimate for points not expected to be redeemed. The amount allocated to discretionary complimentaries is the standalone selling price of the underlying goods or services, which is determined using the retail price at which those goods or services would be sold separately in similar transactions. The remaining amount of the transaction price is allocated to wagering activity using the residual approach as the standalone selling price for gaming wagers is highly variable and no set established price exists for gaming wagers.

Note 15 - Segment Information, page 74

4. **Please tell us and disclose the factors used in determining your reportable segments, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21. If you are aggregating operating segments, please also tell us in detail the analysis you performed in determining the criteria in ASC 280-10-50-11 were met. If you are not aggregating operating segments, please explain in detail how the lower-level operating results discussed on your earnings calls (STRAT casino, Las Vegas locals casinos, Laughlin casinos, Pahrump casinos, Rocky Gap casino, Nevada distributed gaming and Montana distributed gaming) and in your Item 2.02 Forms 8-K (Nevada casinos, Maryland casino, Nevada distributed gaming and Montana distributed gaming) are not indicative of your operating segments being at a lower level than your reportable segments. Also, refer to ASC 924-280-50-1.**

Response:

The Company considered the guidance in ASC 280-10-50-1 and concluded that each of its casino properties (with the exception of Pahrump and Laughlin properties), taverns, Nevada distributed gaming operations ("NV Route") and Montana distributed gaming operations ("MT Route") represent a separate operating segment. With respect to the Company's Pahrump and Laughlin casino properties. The Pahrump properties collectively comprise the Pahrump operating segment and the Laughlin properties collectively comprise the Laughlin operating segment. Factors considered as part of the Company's assessment include:

- Each casino resort property, taverns, NV Route and MT Route engage in stand-alone business activities from which revenues may be earned and in which expenses may be incurred.



- Each casino resort property, taverns, NV Route and MT Route operates independently of each other. However, they do have shared management and oversight of operations and certain resources are shared. Specifically, for the casino resort properties, such are overseen by the General Managers who report to the Chief Operating Officer. Distributed gaming routes and taverns are overseen by the Senior Vice President of Distributed Gaming who reports to the COO.

- Operating results of each of the operating segments are reviewed by the Company's chief operating decision makers ("CODMs") on a regular basis for the purposes of making decisions about resource allocation and assessing the performance within the Company. The operating segments identified align with the results used by the CODMs to make such decisions.

  For the Company, the operating segments are determined as follows (9 operating segments):
- NV Route
- Taverns
- MT Route
- The STRAT
- Arizona Charlie's ("AC") Decatur
- AC Boulder
- Laughlin (comprised of Aquarius, Colorado Belle, Edgewater)
- Pahrump (comprised of Pahrump Nugget, Lakeside, Gold Town)
- Rocky Gap

The Company evaluated its operating results and guidance within ASC 280-10-50-11 and determined that it may aggregate its nine operating segments into two reportable segments: Casinos and Distributed Gaming.

Specifically, the operating segments in the Casinos reportable segment have similar products and services including gaming, food & beverage, entertainment, etc., delivered in an integrated resort facility through a casino floor, restaurants and outlets. They target customers from the locals and tourist markets with similar expectations of services and entertainment. The operating segments within the Casinos reportable segment are subject to substantially the same regulatory requirements and further, financial performance of each casino resort property is analyzed in a similar manner. The operating segments in the Distributed Gaming reportable segment have a similar type of business operations and strategy targeting non-casino locations that capture local patrons in strategic, high-traffic areas such as taverns, supermarkets and gas stations. The operating segments within the Company's Distributed Gaming reportable segment are subject to substantially the same regulatory requirements and further, financial performance of each Distributed Gaming operating segment is analyzed in a similar manner.

ASC 280 indicates that similar long-term average gross margins would be expected for two operating segments with similar economic characteristics. Consideration should be given to both quantitative and qualitative factors, including past, present and projected future performance, in assessing whether it is appropriate to aggregate a segment. For instance, if operating segments do not currently have similar gross margins and sales trends but are expected to again have similar long-term average gross margins and sales trends, it may be appropriate to aggregate the two operating segments provided all other criteria are met. The Company determined that properties and locations within Casinos and Distributed Gaming operations meet the aggregation criteria due to the historic and projected margin consistency for the Company's casino resort properties within the Casinos segment and locations within the Distributed Gaming segment. Specifically, each of the Company's casino resort properties within the Casinos segment and taverns and routes within the Distributed Gaming segment during pre-pandemic operations had consistent gross margins and are expected to be within 10% of each other for the Company's operating forecasts for future periods. Margins for 2020 were significantly impacted by the COVID-19 pandemic, however operating margins for the nine months ended September 2021 show normalization to the historic and expected levels as the Company normalizes its operations.



The Company presents corporate overhead and other business activities, which are not individually reportable, in the Corporate and Other column in the segment footnote, which is also in compliance with the requirements of ASC 280-10-50-15.

In all future filings, the Company will include further clarification in the Company's evaluation of the aggregation criteria in determining its reporting segments.

5. **Please tell us your basis for presenting two measures of each segment's profit (net income and adjusted EBITDA) in the ASC 280 segment footnote. Also, explain why adjusted EBITDA is permitted to be disclosed in the ASC 280 segment footnote, when the net income measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.**

Response:

The Company presents Adjusted EBITDA in its segment disclosures because it is the primary metric used by the CODMs in measuring both the Company's past and future expectations of performance. Further, the Company's annual performance plan used to determine compensation of its executive officers and employees and the Company's compliance with debt covenants are tied to the Adjusted EBITDA metric. The computation of Adjusted EBITDA excludes the impact of preopening expenses, loss (gain) on disposal of assets, share-based compensation, and acquisition and severance expenses, and other non-cash charges that are deemed to be not indicative of the Company's core operating results.

In accordance with ASC 280-10-50-30, the Company will include a reconciliation of the total of the Company's consolidated Adjusted EBITDA to the Company's consolidated net income determined in accordance with GAAP. In addition, the Company will present Adjusted EBITDA at the reporting segment level.

Any comments or questions regarding the foregoing should be directed to the undersigned at 702-891-4266 or at cprotell@goldenent.com. Thank you in advance for your consideration of our response.

Very truly yours,

Charles H. Protell
Golden Entertainment, Inc.
President and Chief Financial Officer

Cc: Ryan H. Cupersmith, Ernst & Young LLP
      Steven Stokdyk, Latham & Watkins LLP
      Ann Buckingham, Latham & Watkins LLP
      Tom Haas, Golden Entertainment, Inc., Senior Vice President & Chief Accounting Officer